1-9141

02044804

RECD S.E.C.
JUL - 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-

CHRIS-CRAFT/UTV EMPLOYEES' STOCK PURCHASE PLAN*

10201 West Pico Boulevard
Los Angeles, CA 90035

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

THE NEWS CORPORATION LIMITED
2 Holt Street
Sydney, NSW
Australia

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

* Effective upon the closing of the acquisition on July 31, 2001 of Chris-Craft Industries, Inc., BHC Communications, Inc. and United Television, Inc. by The News Corporation Limited and News Publishing Australia Limited, a subsidiary of the The News Corporation Limited, the Chris-Craft/UTV Employees' Stock Purchase Plan (the "Plan") was frozen and no further employee contributions were permitted to be made under the Plan.

Exhibit Index on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHRIS-CRAFT/UTV EMPLOYEES' STOCK PURCHASE PLAN

By ______________________
Lynn Franzoi

Date: June 28 2002

EXHIBITS

Chris-Craft/UTV
Employees' Stock Purchase Plan

Financial Statements and Supplemental Schedule
Year Ended December 31, 2001

Chris-Craft/UTV
Employees' Stock Purchase Plan

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Report of Independent Certified Public Accountants

To the Plan Committee of
Chris-Craft/UTV Employees' Stock Purchase Plan

We have audited the accompanying statement of net assets available for plan benefits of the Chris-Craft/UTV Employees' Stock Purchase Plan (Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman LLP

BDO Seidman, LLP
June 26, 2002

Report of Independent Certified Public Accountants

To the Plan Committee of Chris-Craft/UTV
Employees' Stock Purchase Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Chris-Craft/UTV Employees' Stock Purchase Plan (the "Plan") at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan Committee; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
June 22, 2001

Chris-Craft/UTV
Employees' Stock Purchase Plan

Statements of Net Assets Available for Plan Benefits

December 31,	**2001**	2000
Assets		
Investments, at market:		
Chris-Craft Industries, Inc. Class B common stock; 269,865 shares	$ -	$ 17,946,023
Chris-Craft Industries, Inc. 687,837 shares	-	45,741,160
United Television, Inc. 184,860 shares	-	21,443,760
News Corporation LTD. Class A Preferred Stock; 1,763,598 shares	**46,664,803**	-
Fidelity Money Market Fund; 15,029,065 shares	**15,029,065**	-
Evergreen Money Market Fund; 51,314 and 6,780 shares as of December 31, 2001 and 2000, respectively	**51,314**	6,780
Cash and cash equivalents	-	664,165
Total investments	**61,745,182**	85,801,888
Contributions receivable	**76,329**	-
Total Assets	**$ 61,821,511**	$ 85,801,888
Liabilities		
Excess contributions payable to plan participants	-	567,862
Net assets available for plan benefits	**$ 61,821,511**	$ 85,234,026

See accompanying notes to financial statements.

Chris-Craft/UTV
Employees' Stock Purchase Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001		
Additions		
Contributions:		
Participant	$	2,613,456
Employer		2,689,785
		5,303,241
Dividend and interest income		384,842
Total additions		5,688,083
Deductions		
Distributions to participants upon termination or withdrawal		(19,059,081)
Net depreciation in market value of investments		(10,041,517)
Total deductions		(29,100,598)
Net decrease		(23,412,515)
Net assets available for plan benefits, beginning of year		85,234,026
Net assets available for plan benefits, end of year	$	61,821,511

See accompanying notes to financial statement.

1. Plan Description

General

Effective January 1, 1999, Chris-Craft Industries, Inc. merged the United Television, Inc. Employee Stock Purchase Plan ("UTV Plan") maintained by United Television, Inc. ("UTV"), a majority owned subsidiary, into the Chris-Craft Industries, Inc. Employees' Stock Purchase Plan (the "UTV Merger") which was then renamed the Chris-Craft/UTV Employees' Stock Purchase Plan (the "Plan"). The Plan was substantially unchanged from the prior plans, except that (i) all contributions to the Plan for periods after the UTV merger, including those for UTV participants, were invested in Chris-Craft common stock; and (ii) upon the UTV merger, all UTV participants were granted full vesting in their interest in the UTV Plan, such interests remained invested in UTV common stock. The Plan continued in this manner of operation until the July 31, 2001 merger of Chris-Craft Industries, Inc., BHC Communications, Inc. and United Television, Inc. with a subsidiary of The News Corporation Limited.

Effective March 31, 2001, as a result of the pending merger at Chris-Craft Industries, Inc., United Television Inc. and BHC Communications, Inc. with a subsidiary of The News Corporation Limited (the "Merger"), the Plan was amended whereby all participants were granted full vesting in their individual accounts including both employee and employer contributed assets in those accounts. Secondly, as a result of the July 31, 2001 Merger, the common stock of Chris-Craft Industries, Inc. and United Television, Inc. was converted to News Corporation LTD Preferred American Depository Securities ("NWS.A shares"), cash, or a combination of NWS.A shares and cash based on the conversion formula designated in the Merger.

1. Plan Description (Continued)

Effective July 31, 2001, the Plan was frozen and employee and employer matching contributions were no longer made to the Plan. The Plan remained frozen through the end of the Plan year, December 31, 2001, and the Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated.

The Plan is a defined contribution plan sponsored by Chris-Craft Industries Inc. through July 31, 2001 and by Fox Entertainment Group, Inc. beginning August 1, 2001 (collectively, the "Plan Sponsor" or the "Company"). The purpose of the Plan is to offer employees the opportunity to invest directly in Company stock through periodic payroll deductions, which are contributed directly to the Plan. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

The Plan is a defined contribution plan available to certain non-union employees of the Company to which the Plan has been extended. Union employees under certain collective bargaining agreements are also eligible to participate. Prior to July 31, 2001, an eligible employee could enroll in the Plan on the first day of the payroll cycle immediately following employment commencement date or on the first day of any payroll cycle, thereafter.

Contributions

The following types of contributions were allowable under the Plan's terms prior to July 31, 2001:

1. Plan Description (Continued)

Participant (Employee) Contributions

Prior to August 1, 2001, participants could voluntarily contribute on an after-tax basis 2%, 4% or 6% of their compensation, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the "Code").

Employer Contributions

The Company shall contribute for each participant, each pay period an amount equal to a minimum of 25% and up to a maximum of 100% of the participant's contribution. The Company matched 100% of the participants' aggregate contributions for the year ended December 31, 2001.

Rollover Contributions

Amounts distributed to participants from other tax qualified plans may not be contributed to the Plan.

General Limitation

The total amount contributed to a participant's account during any Plan year may not exceed the lesser of (a) $30,000 or (b) 25% of the participant's includable compensation detailed by the Code. Company contributions may be made in cash or stock. Cash contributions of the participants and the Company are invested in stock.

Vesting

Participants are immediately 100% vested in their after-tax contributions. Participants became fully vested in employer matching contributions as of the effective date of the Plan Amendment on March 31, 2001.

1. Plan Description (Continued)

Prior to the Plan Amendment, a participant became 100% vested in the employer contribution account at the earliest of the following dates:

- Completion of five years of vesting service,
- Participant's death,
- Participant's termination of employment due to total and permanent disability, or
- Termination of the Plan

Forfeitures

Prior to the Plan Amendment, if the participant elected a distribution of his/her vested account balance upon termination of employment, the non-vested portion of the participant's employer contribution account was forfeited. In accordance with the Plan document, such forfeitures were generally reallocated to the accounts of the remaining participants in the Plan on the last day of the Plan year in which the distribution to the participant has occurred. During 2001, the forfeitures allocated to the participants were not material.

Management of Trust Funds

The Plan's trustee/custodian was First Union National Bank through October 31, 2001 when the Plan changed its trustee/custodian to Fidelity Investments Institutional Operations Company, Inc. ("Fidelity" or the "Trustee"). During the period from October 31, 2001 to December 31, 2001, no distributions were allowed. In addition, the Plan also provides for administration by a committee of at least two individuals appointed by the Board of Directors.

1. Plan Description (Continued)

Participant Accounts

Each participant account is credited with the participant's contribution and allocation of the Company's contribution, and debited for any distributions. Investment gains, losses and expenses are allocated based on the participant's account balances in each fund.

Payment of Benefits

Benefits paid to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution. Benefits are recorded when paid.

Administrative Expenses

The Company may, at its discretion, elect to pay the administrative expenses of the Plan. Plan expenses paid by the Company were not material in fiscal 2001.

Excess Contributions

Excess aggregate contributions were calculated and subsequently distributed to participants in accordance with Internal Revenue Code ("IRC") requirements. Such contributions amounted to $567,862 as of December 31, 2000. There were no excess contributions as of December 31, 2001.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Shares may be distributed upon retirement, death or disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Investments

The Plan carries its investment in NWS.A shares (as of December 31, 2001), Chris-Craft and UTV common shares (as of December 31, 2000) at market value based upon the respective stock exchange reported prices. Chris-Craft Class B common shares, for which there is no trading market, were carried at the market value of their underlying common shares (as of December 31, 2000).

Risks and Uncertainties

The Plan's investment in NWS.A shares of preferred stock amounted to $46,664,803 as of December 31, 2001. Such investments represented approximately 75% of the Plan's total assets as of December 31, 2001. For risks and uncertainties regarding News Corporation Limited, participants should refer to the December 31, 2001 financial statement filings for News Corporation Limited and the Plan Sponsor filed with the Securities and Exchange Commission.

Investments in NWS.A stock and money market funds are exposed to various risks such as the financial condition of the Plan sponsor, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

2. Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in the stock are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The NWS.A shares of preferred stock are valued at quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in value of investments.

3. Investments

Each share of Chris-Craft Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ("Permitted Transferees") and, in general, carries the same per share dividend and liquidation rights as a share of common stock, except that Chris-Craft's Board of Directors may at its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the

3. Investments (Continued)

record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.

In the United States, NWS.A shares, each representing four Preferred Ordinary Shares as listed on the Australian Exchange, are listed on the NYSE and traded under the symbol "NWS.A". The shares have certain voting rights and dividend distribution rights as described in the Amended and Restated Deposit Agreement.

On March 16, 2000, Chris-Craft's Board of Directors declared a 3% common stock dividend, which was paid in April 2000, and increased by 3% Chris-Craft's common and Class B common shares outstanding.

Dividends received consisted of a $.50 per share cash dividend on UTV stock, the stated cash dividend on the $1.40 convertible preferred stock (prior to its 1999 conversion) and Chris-Craft common stock dividends of 3%, aggregating to $1,936,497 for the year ended December 31, 2000. The stock dividends were valued using the closing price of Chris-Craft common stock on the record date. For the Plan year ended December 31, 2001, there were dividends declared on the NWS.A shares in the aggregate amount of $170,403 which is included in dividend and interest income on the Statement of Changes in Net Assets Available for Plan Benefits.

4. Distributions to Participants for Terminations and Withdrawals

Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in cash and whole shares of stock, with fractional shares of stock payable in cash.

A participant (or the beneficiary in the case of death) is entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death. A participant who otherwise terminates and has five or more years of service while a participant of the Plan receives 100 percent of his or her account. Any participant who otherwise terminated under the terms of the Plan during the 2000

4. Distributions to Participants for Terminations and Withdrawals (Continued)

Plan Year or prior to March 31, 2001 during the 2001 Plan Year, having less than five years of participation in the Plan (with the exception of UTV participants, whose balances at the time of the Plan merger were fully vested) received 100 percent of that part of the participant's account attributable to the participant's own contributions and a percentage of the shares attributable to the Company's contributions, as follows:

Years of Participation	Percentage Attributable to the Company's Contributions
Less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

In accordance with the Plan Amendment, effective March 31, 2001, all Participants in the Plan became fully vested in 100% of the participant's account attributable to the Company's Contributions and, therefore, are entitled to distributions of such amount.

The dollar amounts of distributions, which are computed using market values of Chris-Craft shares, UTV shares or NWS.A shares at dates such shares are ordered to be transferred into the names of terminated or withdrawn participants.

Participants who had terminated participation in the Plan prior to December 2000 were due 14,268 shares of Chris-Craft common stock. Such shares had a market value of $3,896,924 at December 31, 2000. At December 31, 2001, there were no benefits payable to Plan participants.

5. Federal Taxes Applicable to the Plan

All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service ("IRS") has determined, most recently by letter dated December 17, 1998, that the Plan is qualified under Section 401 of the IRC and the related trust income is exempt form taxation

5. Federal Taxes Applicable to the Plan (Continued)

under Section 501(a) of the IRC. The Plan has been amended since it received the determination letter. Those amendments among other things, relate to the election of merger consideration to be received upon the merger, a freeze on contributions to the Plan after the merger, full vesting of account balance, and the addition of diversified investment opportunities (See Note 9) under the Plan. Therefore the Plan has applied for a new determination letter in December 2001. The Plan did not receive a response yet from the IRS. However, the Plan Committee, in consultation with ERISA legal counsel, believe that the Plan has been and will continue to be operated in accordance with all applicable requirements of the IRC.

6. Reconciliation of Financial Statements to Form 5500

Benefits paid to Participants per the financial statements were consistent with benefits paid to participants per Form 5500 for the year ended December 31, 2001.

7. Expenses of the Plan

Participants' accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of Chris-Craft shares or NWS.A shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants' accounts; however, such expenses have been paid by the Company for each year presented.

8. Party-in-Interest Transactions

The Trustee is a party-in-interest as defined by ERISA. The Trustee, from time to time, invests Plan assets in its money market investment funds. Such transactions are exempt under Section 408(b)(8) of ERISA.

The Plan's investment options include the Company's NWS.A shares as a fund option. As such, transactions in the NWS.A shares qualify as party-in-interest transactions.

9. Subsequent Events

Effective January 1, 2002, the Plan adopted various mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

9. Subsequent Events (Continued)

Subsequent to year-end, the Plan was renamed to the Investment Plan for Former Chris-Craft/UTV Employees. In addition, the Plan blackout period ended as of January 28, 2002 whereby Participant distributions were resumed.

During 2002, the Plan diversified the investment options available to Participants to include certain mutual fund investments in addition to the Company Stock and Money Market fund options.

Chris-Craft/UTV
Employees' Stock Purchase Plan
Part IV – Line 4i
Schedule of Assets Held
December 31, 2001

EIN: 95-4066193
Plan Number: 009

Identity of Issuer	Description of Investment	Current Value
Fidelity Money Market Fund*	15,029,065 shares	$ 15,029,065
Evergreen Money Market Fund	51,314 shares	51,314
News Corporation LTD. *	Common stock: News Corporation LTD. Class A Preferred, 1,763,598	46,664,803
	Total investments	$ 61,745,182

*Party-in-interest

EXHIBIT 23

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference of our report dated June 26, 2002 included in this Form 11-K Annual Report for the Chris-Craft/UTV Employee's Stock Purchase Plan into The News Corporation Limited's previously filed Registration Statements File Nos. 33-43799, 33-71466, 33-86358, 33-89584, 333-4962, 333-06324, 333-10338, 333-10624, 333-12878, 333-8744, 333-9112, 333-9114, 333-9204, 333-9206, 333-9530, 333-10168 and 333-13556.

BDO Seidman LLP

BDO Seidman, LLP

Los Angeles, California
June 26, 2002